P.E. 1/31/02

02013900

~~412084~~ 78701

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC RECEIVED FEB 07 2002 359 WASH, D.C. PROCESSING SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

PROCESSED FEB 14 2002 THOMSON FINANCIAL

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, Meguro 1-chome, Meguro-ku
Tokyo 153-8654, Japan
(Address of principal executive offices)

This Form 6-K includes:

(i) An announcement released by the Company to the press in Japan on January 31, 2002, concerning its consolidated business results for the third quarter and the nine months ended December 31, 2001; and

(ii) An announcement released by the Company to the press in Japan on January 31, 2002, concerning the revision of the consolidated business forecasts for fiscal 2002, ending March 31, 2002.

Pioneer sound.vision.soul

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
January 31, 2002

Pioneer Announces Third-Quarter and Nine-Month Results for Fiscal 2002

TOKYO — Pioneer Corporation today announced its consolidated third-quarter and nine-month business results for the period ended December 31, 2001.

Consolidated Financial Highlights

(In millions of yen except per share information)

	Third quarter ended December 31			Nine months ended December 31		
	2001	2000	% to prior year	2001	2000	% to prior year
Operating revenue:						
Net sales	¥176,781	¥168,490	104.9	¥472,737	¥456,469	103.6
Royalty revenue	3,702	4,662	79.4	14,169	12,783	110.8
	180,483	173,152	104.2	486,906	469,252	103.8
Operating income	¥6,575	¥11,094	59.3	¥17,144	¥21,838	78.5
Income before income taxes	¥6,100	¥10,657	57.2	¥15,077	¥22,900	65.8
Net income	¥3,171	¥6,321	50.2	¥7,994	¥12,560	63.6
Net income per share:						
Basic	¥17.61	¥35.14		¥44.40	¥69.86	
Diluted	¥17.61	¥35.12		¥44.40	¥69.82	

- more -

Consolidated Business Results

The third quarter of fiscal 2002, ended December 31, 2001, saw operating revenue — the sum of net sales and royalty revenue — at ¥180,483 million (US$1,367.3 million), up 4.2% from the same period last year. During the third quarter, the average value of the yen was 11.1% lower against the U.S. dollar, and 13.7% lower against the euro, compared to the corresponding period of the previous year.

Electronics Business sales increased 4.6% over the same period last year, amounting to ¥166,686 million (US$1,262.8 million).

Audio/Video (AV) Products sales were up 15.2% to ¥64,779 million (US$490.8 million). In Japan, sales rose 10.2% to ¥17,745 million (US$134.4 million) thanks to a large increase in the sale of plasma displays following the introduction of new 50- and 43-inch models and a rise in sales of DVD recorders, despite a decrease in compact stereo system sales. Overseas, sales increased by 17.2% to ¥47,034 million (US$356.3 million) principally as a result of the yen's depreciation and also supported by encouraging sales of DVD home theater systems in North America and DVD players in Europe.

Car Electronics Products sales grew 6.9% to ¥66,091 million (US$500.7 million). In Japan, sales increased 10.2% to ¥27,578 million (US$208.9 million), although car audio product sales to automobile manufacturers fell. The increase is attributed primarily to successful sales of car navigation systems in the consumer market, as seen with hard disk drive (HDD) models incorporating advanced technologies, and new DVD models, with their easy operation and affordability. Overseas, sales also increased 4.7% to ¥38,513 million (US$291.8 million). This increase is ascribed to the yen's depreciation which in effect more than offset a fall in the sale of car audio products resulting from intensified competition, particularly in Europe.

Others sales decreased by 13.3% to ¥35,816 million (US$271.3 million). In Japan, sales decreased 13.9% to ¥15,166 million (US$114.9 million) owing to a decline in the sale of cellular phones, although sales of DVD-R/RW drives to personal computer (PC) makers increased. Overseas, sales decreased 12.9% to ¥20,650 million (US$156.4 million) with falling sales in North America of speaker devices for cellular phones, and digital cable-TV settop boxes, reducing the favorable impact of both the yen's depreciation and increased sales of DVD-R/RW drives to PC makers.

AV Software Business sales increased 10.9% against the same period last year to ¥10,095 million (US$76.5 million). Sales in Japan rose by 10.4% to ¥7,659 million (US$58.0 million) thanks to increased map software sales, while overseas sales rose by 12.6% to ¥2,436 million (US$18.5 million) reflecting increased sales of DVD software.

Royalty revenue from **Patent Licensing** decreased 20.6% to ¥3,702 million (US$28.0 million) against the corresponding period last year. This is attributable to a reduction in royalty revenue from digital playback products such as CD-ROM drives, which occurred as a result of a slump in PC market sales.

- more -

Operating income decreased 40.7% from the same period last year to ¥6,575 million (US$49.8 million), despite an improved gross profit margin which came as a result of the yen's depreciation. The decrease was attributable mainly to reduced profitability caused by intensified price competition in low-end products and a rise in selling, general and administrative expenses mainly for advertising and sales promotion, reflecting enhanced marketing activities to promote our products and brand. Decreased profit from Patent Licensing due to a decline in royalty revenue was another factor. Net income amounted to ¥3,171 million (US$24.0 million), down 49.8% from the ¥6,321 million of the previous year.

Basic net income per share of common stock was ¥17.61 (US$0.13), compared with ¥35.14 for the same period in the previous year. Diluted net income per share was ¥17.61 (US$0.13), against ¥35.12 for the same period last year.

Nine-month results — Operating revenue for the nine-month period ended December 31, 2001, was ¥486,906 million (US$3,688.7 million), up 3.8% from the same period last year. Net income for the period was ¥7,994 million (US$60.6 million), against the previous year's ¥12,560 million, down 36.4% from the corresponding period in the previous year.

Basic net income per share of common stock was ¥44.40 (US$0.34), compared with ¥69.86 for the same period in the previous year. Diluted net income per share was ¥44.40 (US$0.34), against ¥69.82 for the same period last year.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange and Osaka Securities Exchange.

# # # # # #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥132=US$1.00, the approximate rate prevailing on December 31, 2001.

Attached are consolidated financial statements for the third quarter and the nine months ended December 31, 2001.

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-6774 / Fax: (03) 3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

CONSOLIDATED FINANCIAL STATEMENTS OF PIONEER CORPORATION
FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED DECEMBER 31, 2001

(1) SALES BY PRODUCT GROUP

(In millions of yen)

	Third quarter ended December 31				
	2001		2000		% to prior year
	Amount	% to sales	Amount	% to sales	
Domestic	¥ 17,745	10.0	¥ 16,099	9.6	110.2
Overseas	47,034	26.6	40,148	23.8	117.2
Audio/Video	64,779	36.6	56,247	33.4	115.2
Domestic	27,578	15.6	25,033	14.9	110.2
Overseas	38,513	21.8	36,800	21.8	104.7
Car Electronics	66,091	37.4	61,833	36.7	106.9
Domestic	15,166	8.6	17,613	10.4	86.1
Overseas	20,650	11.7	23,697	14.1	87.1
Others	35,816	20.3	41,310	24.5	86.7
Domestic	60,489	34.2	58,745	34.9	103.0
Overseas	106,197	60.1	100,645	59.7	105.5
Electronics Total	166,686	94.3	159,390	94.6	104.6
Domestic	7,659	4.3	6,936	4.1	110.4
Overseas	2,436	1.4	2,164	1.3	112.6
AV(Audio/Video) Software	10,095	5.7	9,100	5.4	110.9
Domestic	68,148	38.5	65,681	39.0	103.8
Overseas	108,633	61.5	102,809	61.0	105.7
Total	¥176,781	100.0	¥168,490	100.0	104.9

(In millions of yen)

	Nine months ended December 31				
	2001		2000		% to prior year
	Amount	% to sales	Amount	% to sales	
Domestic	¥ 36,003	7.6	¥ 36,834	8.1	97.7
Overseas	108,142	22.9	101,998	22.3	106.0
Audio/Video	144,145	30.5	138,832	30.4	103.8
Domestic	75,026	15.9	68,912	15.1	108.9
Overseas	117,132	24.7	113,144	24.8	103.5
Car Electronics	192,158	40.6	182,056	39.9	105.5
Domestic	42,421	9.0	45,840	10.0	92.5
Overseas	62,081	13.1	63,312	13.9	98.1
Others	104,502	22.1	109,152	23.9	95.7
Domestic	153,450	32.5	151,586	33.2	101.2
Overseas	287,355	60.7	278,454	61.0	103.2
Electronics Total	440,805	93.2	430,040	94.2	102.5
Domestic	21,968	4.6	17,397	3.8	126.3
Overseas	9,964	2.2	9,032	2.0	110.3
AV(Audio/Video) Software	31,932	6.8	26,429	5.8	120.8
Domestic	175,418	37.1	168,983	37.0	103.8
Overseas	297,319	62.9	287,486	63.0	103.4
Total	¥472,737	100.0	¥456,469	100.0	103.6

(2) CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In millions of yen)

	Third quarter ended December 31		Nine months ended December 31	
	2001	2000	2001	2000
Operating revenue:				
Net sales	¥176,781	¥168,490	¥472,737	¥456,469
Royalty revenue	3,702	4,662	14,169	12,783
	180,483	173,152	486,906	469,252
Operating costs and expenses:				
Cost of sales	123,727	119,804	331,750	324,455
Selling, general and administrative	50,181	42,254	138,012	122,959
	173,908	162,058	469,762	447,414
Operating income	6,575	11,094	17,144	21,838
Other income (expenses):				
Interest income	642	1,285	2,644	3,544
Foreign exchange gain (loss)	916	(550)	82	(226)
Interest expense	(999)	(1,084)	(2,751)	(3,258)
Others, net	(1,034)	(88)	(2,042)	1,002
	(475)	(437)	(2,067)	1,062
Income before income taxes	6,100	10,657	15,077	22,900
Income taxes	2,861	3,980	6,550	9,052
Minority interest in income of subsidiaries	(105)	(368)	(500)	(1,243)
Equity in earnings (losses) of affiliated companies	37	12	(33)	(45)
Net income	¥ 3,171	¥ 6,321	¥ 7,994	¥ 12,560

(3) CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen)

	December 31		March 31
ASSETS	2001	2000	2001
Current assets:			
Cash and cash equivalents	¥100,283	¥104,739	¥121,127
Marketable securities	2,362	1,615	1,598
Notes and accounts receivable, less allowances	126,651	115,589	118,778
Inventories	120,328	113,966	94,429
Others	55,990	51,455	52,680
Total current assets	405,614	387,364	388,612
Investments and long-term receivables	28,744	32,950	34,997
Property, plant and equipment, less depreciation	152,375	139,324	139,757
Other assets	47,161	34,427	41,790
	¥633,894	¥594,065	¥605,156
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings and current portion of long-term debt	¥ 54,990	¥ 54,088	¥ 45,567
Accounts payable—trade	54,828	47,697	45,877
Accrued taxes on income	3,882	4,179	6,008
Others	78,389	77,408	80,373
Total current liabilities	192,089	183,372	177,825
Long-term liabilities	69,064	62,633	71,773
Minority interests	19,085	18,031	18,563
Shareholders' equity	353,656	330,029	336,995
	¥633,894	¥594,065	¥605,156

(4) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen)

	Third quarter ended December 31	
	2001	2000
Operating activities:		
Net income	¥ 3,171	¥ 6,321
Depreciation and amortization	9,626	7,968
Increase in notes and accounts receivable	(12,190)	(10,421)
Decrease in inventories	7,054	3,417
Increase (decrease) in accounts payable—trade	589	(5,881)
Other	(1,912)	726
Net cash provided by operating activities	6,338	2,130
Investing activities:		
Payment for purchase of fixed assets	(10,378)	(9,012)
Other	(264)	157
Net cash used in investing activities	(10,642)	(8,855)
Financing activities:		
Decrease in short-term borrowings and long-term debt	(769)	(29,808)
Dividends paid	(1,348)	(1,349)
Other	(129)	(123)
Net cash used in financing activities	(2,246)	(31,280)
Effect of exchange rate changes on cash and cash equivalents	4,887	2,349
Net decrease in cash and cash equivalents	(¥ 1,663)	(¥35,656)

(In millions of yen)

	Nine months ended December 31	
	2001	2000
Operating activities:		
Net income	¥ 7,994	¥12,560
Depreciation and amortization	25,778	24,229
Increase in notes and accounts receivable	(3,138)	(7,739)
Increase in inventories	(20,986)	(17,441)
Increase in accounts payable—trade	8,375	2,883
Other	(6,724)	(4,600)
Net cash provided by operating activities	11,299	9,892
Investing activities:		
Payment for purchase of fixed assets	(39,951)	(29,820)
Other	1,741	1,363
Net cash used in investing activities	(38,210)	(28,457)
Financing activities:		
Increase (decrease) in short-term borrowings and long-term debt	5,247	(29,571)
Dividends paid	(2,697)	(2,247)
Other	202	526
Net cash provided by (used in) financing activities	2,752	(31,292)
Effect of exchange rate changes on cash and cash equivalents	3,315	2,791
Net decrease in cash and cash equivalents	(¥20,844)	(¥47,066)

(5) CONDENSED SEGMENT INFORMATION

The following condensed segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

<Business Segments>

(In millions of yen)

	Third quarter ended December 31				% to prior year	
	2001		2000			
	Operating Revenue	Operating Income	Operating Revenue	Operating Income	Operating Revenue	Operating Income
Electronics	¥166,843	¥1,893	¥159,636	¥ 6,625	104.5	28.6
AV Software	11,675	983	10,696	(280)	109.2	-
Patent Licensing	4,283	3,616	5,265	4,633	81.3	78.0
Total	182,801	6,492	175,597	10,978	104.1	59.1
Elimination	(2,318)	83	(2,445)	116	-	71.6
Consolidated total	¥180,483	¥6,575	¥173,152	¥11,094	104.2	59.3

(In millions of yen)

	Nine months ended December 31				% to prior year	
	2001		2000			
	Operating Revenue	Operating Income	Operating Revenue	Operating Income	Operating Revenue	Operating Income
Electronics	¥441,344	¥ 1,700	¥430,756	¥10,421	102.5	16.3
AV Software	36,020	1,999	30,329	(1,210)	118.8	-
Patent Licensing	15,812	13,586	14,257	12,382	110.9	109.7
Total	493,176	17,285	475,342	21,593	103.8	80.0
Elimination	(6,270)	(141)	(6,090)	245	-	-
Consolidated total	¥486,906	¥17,144	¥469,252	¥21,838	103.8	78.5

Notes:

1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
2. The consolidated financial statements include the accounts of the parent company and 153 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.
3. The Company's comprehensive income comprises net income and changes in cumulative foreign currency translation adjustments, net unrealized gains on securities and minimum pension liability adjustments. For the third quarter ended December 31, 2001 and 2000, comprehensive income were ¥20,963 million and ¥13,432 million, respectively, and for the nine-month periods ended December 31, 2001 and 2000, comprehensive income were ¥17,253 million and ¥18,023 million, respectively. The difference between net income and comprehensive income for each period resulted mainly from changes in cumulative foreign currency translation adjustments and net unrealized gains on securities.

Pioneer sound.vision.soul

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
January 31, 2002

Pioneer Revises Consolidated Business Forecasts for Fiscal 2002

TOKYO — Pioneer Corporation has announced its new consolidated business forecasts for fiscal 2002, ending March 31, 2002, revised from the forecasts announced on October 31, 2001, as follows:

	Revised Projections for fiscal 2002	Previous Projections for fiscal 2002	Results for fiscal 2001
Operating revenue	¥670,000 million	¥680,000 million	¥647,069 million
Income before income taxes	¥18,400 million	¥23,000 million	¥34,193 million
Net income	¥9,500 million	¥11,000 million	¥18,298 million
Net income per share....	¥52.77	¥61.09	¥101.76

This downward revision was caused by reduced sales performance for products such as digital cable-TV settop boxes, plasma displays and DVD recorders, as well as the increase in restructuring charges, and comes despite the favorable effects of the yen's depreciation. Restructuring charges are expected to total ¥6,500 million in fiscal 2002, up ¥2,500 million from the ¥4,000 million planned for in October last year, due to a review of our production system worldwide. Operating income will also decline to approximately ¥22,500 million.

The revised projections are based on the assumption that the yen-U.S. dollar and the yen-euro exchange rates until the end of fiscal 2002 average at ¥130 and ¥115, respectively.

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this release with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on the belief that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) the success of our joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties also include the impact of the tragic events of September 11, 2001 in the United States of America and any subsequent action with material unforeseen impact.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange and Osaka Securities Exchange.

# # # # # #

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-6774 / Fax: (03) 3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date January 31, 2002

By /s/ Kaneo Ito
Kaneo Ito
President and Representative Director